June 10, 2011

Via EDGAR

Jeffrey Jaramillo, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 3030

Washington, D.C.  20549-3030

Re:	MRV Communications, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 16, 2011
Amendment No. 1 to Form 10-K for the year ended December 31, 2010
Filed May 2, 2011
File No. 001-11174

Dear Mr. Jaramillo:

The staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued a comment letter, dated May 26, 2011, in respect of the above referenced filings by MRV Communications, Inc. (the “Company”).  For the convenience of the Staff, your comments are repeated verbatim with the Company’s responses immediately following in identical numerical sequence to the Staff’s comment letter.

Form 10-K for the year ended December 31, 2010

Intellectual Property, page 8

1.             Comment:  Please tell us and revise future filings to clarify the nature, effect and duration of the intellectual property on which you say you rely.

Response:  We have 18 U.S. patents and four foreign patents which expire between 2014 and 2027.  In addition, we have six U.S. patent applications and one foreign patent application pending.  However, we have not actively defended our patent portfolio in the past and do not consider our patents critical to our revenue stream.  Our products rely principally on industry standard technology and on our trade secrets and software copyrights.  We will revise future filings to clarify the nature, effect and duration of this intellectual property and the nature of its importance to us.

Results of Operations, page 31

2.             Comment:  We see that you provide a column throughout your discussion of your results of operations to show a percentage change in constant currencies, which adjust the effects of foreign currency translation on the most current year reported results. Please tell us whether you believe this measure is a non-GAAP measure and provide us with your basis for your conclusion.

MRV Communications, Inc.               20415 Nordhoff Street   Chatsworth, CA 91311   t:818 773 0900   f:818 773 0906   w: mrv.com

If you have determined that the above measure is a non-GAAP measure, please tell us how you considered the guidance in Item 10(e) of Regulation S-K relating to the presentation of non-GAAP measures in determining your disclosure requirement in your filings.

Response:  We have provided, in the column titled % Change Constant Currency, supplemental disclosure of the effects of rate changes on the reported results of operations.  The constant currency information has been provided in accordance with ASC 830-20-50-3 to include the effects of translating revenue and expenses at rates that are different from those used in a preceding period as well as the economic effects of rate changes.  The purpose of this supplemental information is to assist the financial report users in understanding the broader economic implications of rate changes and to compare recent results with those of prior periods.  Question 104.06 of the Compliance and Disclosure Interpretations indicates that this information would be considered a non-GAAP measure.  Question 104.06 also indicates that the requirements of Item 10(e) can be met by providing the historical information and describing the process for calculating the constant currency amounts and the basis of presentation.  We believe that our table and the footnote to the % Change in Constant Currency column meets these requirements.

Liquidity and Capital Resources, page 41

3.             Comment:  We note that your disclosure on page 65 that you have not recorded U.S. income tax expense for foreign earnings that you have declared as indefinitely reinvested offshore. Also, we note from your disclosure that in the event actual cash requirements of your U.S. entities exceed current expectations or the actual cash needs of your foreign entities are less than expected, you may need to repatriate foreign earnings that have been designated as indefinitely reinvested offshore, which would result in recording additional U.S. income tax expense. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investments amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands, or uncertainties as a results of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Response:  As of December 31, 2010, we had $21.8 million of our $141.6 million in cash and cash equivalents in foreign subsidiaries.  Of this amount, $7.8 million was in subsidiaries from which we would expect to incur additional U.S. income tax expense if the cash were repatriated.  We do not believe that such amounts are material to an understanding of our liquidity and capital resources.  We will revise our future filings to disclose the amounts of the cash and investments amounts held by our foreign subsidiaries that would not be available for use in the United States, if and when we believe the amounts become material.

Cash Flows Related to Operating Activities, page 43

4.             Comment: Please revise in future filings to describe how you expect the absence of cash flows, or absence of negative cash flows, related to the discontinued operations to impact your future liquidity and capital resources.

Response:  We disclosed that cash used in operations by our discontinued operations was $13.6 million and $12.3 million in 2010 and 2009, respectively, and cash provided from operating activities was $2.2 million in 2008.  We will revise future filings to describe how we expect the absence of cash flows related to discontinued operations to impact our future liquidity and capital resources.

Note 2. Summary of Significant Accounting Policies, page 52

Revenue Recognition, page 53

5.             Comment: We note your discussion on page 13 that you resell the products of other companies. If material, please tell us about the terms of these sales, what changes you make to the products, if any, any risks that you assume as part of these sales, and tell us how you recognize the related revenue for items that you resell. For example, tell us if you recognize revenue gross or net.

Response:  Certain of our network integration subsidiaries purchase network equipment from providers such as Cisco and Juniper and resell them to the subsidiaries’ customers.  In addition, one of our network equipment subsidiaries sells out-of-band networking products manufactured by a third party.  When we purchase this equipment, we take title to the inventory, pay the vendor on negotiated terms and pricing, and bear the risk of loss until the product is resold.  We typically do not make changes to these products, but we resell the products in connection with a system or solution sale in which we provide certain services which might include design, installation, configuration, and testing services.  We have latitude in setting the prices through a negotiation between us and our customers.  The gross profit we obtain through the sale is the difference between the prices negotiated with the vendor and the prices negotiated with our customers.  After selling the products to the customer, we bear the credit risk related to the payment terms we extend to our customers.  We are also the primary obligor to the customer.  If a product is defective, our customers return the product to us and we exchange the product for the customer.  Then, if appropriate, we make a warranty claim to the supplier.  In accordance with ASC 605-45-05, we account for these sales on a gross basis.  We will revise future filings to indicate that the third party products we resell are accounted for on a gross basis due to the factors discussed above.

Inventories, page 54

6.             Comment: We note your discussion that if changes in your projections of current demand indicated that a reserve should be higher or lower, the change in the reserve is recorded as a charge or credit to cost of sales.  Please confirm that when you write-down inventory to the lower-of-cost-or-market you create a new cost basis for the related items and that those items are not marked up subsequently based on changes of underlying facts and circumstances. Also, please tell us when you would decrease or have decreased your reserve (or increased the inventory cost basis) and explain your basis for this accounting treatment.  Please include the authoritative literature that supports your accounting.

Response: In accordance with ASC 330-10-35 and ASC 330-10-S99-2, when we make a lower of cost or market adjustment, it establishes a new cost basis for the inventory (which is not subsequently marked up) and a reserve for excess and obsolete inventory is not reversed until the inventory is sold or otherwise disposed.  When inventory which is partially or fully reserved is disposed, it is necessary to reduce the reserve and credit cost of sales to offset the debit in materials cost related to the gross inventory value which is relieved from the inventory system such that cost of sales for the period reflects the net carrying amount of the inventory sold.  After review of your comment and our disclosure, the Company intends to revise future filings to clarify that a new cost basis is established by the lower of cost or market adjustments and that a reserve is not reduced until the underlying inventory has been disposed.

Note 3, Discontinued Operations, page 59

7.             Comment: We see that you completed the sale of EDSLan on January 7, 2010 and note your discussion of what comprised the purchase price.  In future filings, please revise to also disclose the amounts in U.S. dollars and disclose a total purchase price.

Response:  We will revise future filings to indicate the U.S. dollar equivalents of disposals denominated in foreign currencies and to disclose the total purchase price.

Amendment to No. 1 to Annual Report of Form 10-K

Philosophy, page 7

8.             Comment: Please tell us, and revise future filings to clarify, how the overall compensation you pay is “competitive” notwithstanding the targeted salaries.  For example, are the below-average salaries offset by above-average amounts of performance-based compensation?

Response:  The Company’s compensation policies are structured to establish a competitive overall compensation package.  However, the compensation policy of the Company is to heavily weight pay-for-performance, and accordingly, the Compensation Committee in 2011 increased the stock option grants of certain of its named executive officers to offset the base salary amounts.  In addition, salary increases were awarded to all of the named executive officers who had been employed throughout 2010.  The two newly hired named executive officers in 2010, Messrs. Singh and Gorsun, were given substantial stock option grants upon hire in order to provide them with a significant pay-for-performance incentive.  The total base salary, short-term and long-term compensation packages for all of the named executive officers are intended to be in the mid-range of total compensation packages in comparison to those of the named executive officers’ industry peers.  We will revise our future filings to address this comment and include this philosophy.

The Role of Consultants, page 8

9.             Comment: Please tell us, and revise future filings to clarify, what was your “competitiveness” regarding each element of compensation assessed in the study you cite.  Also tell us, and revise future filings to clarify, the recommendations Farient made to you and whether those recommendations were adopted without change, or explain how they differed.

Response:  Farient Advisors reviewed the Company’s competitiveness with each aspect of compensation, including base salary, short-term incentive compensation and long-term incentive compensation.  They recommended that the Company consider restoring merit-based salary increases for 2011 so as not to fall further behind market, considering the Company’s 2010 average was below the 25th percentile of the peer group utilized by Farient, to keep target annual short-term incentive compensation levels where they were as they were competitive, and to increase stock option long-term incentive grants to adjust for lower base salaries.  They also recommended that the Company should pay somewhere between the 25th and 50th percentile in aggregate compensation commensurate with its current size and expected business growth in the future.  The Company adopted these recommendations.  We will revise our future filings to address this comment.

Incentive Compensation Plan and Bonus Targets, page 10

10.           Comment:  We note from your discussion under “Incentive Compensation Plan and Bonus Targets” on page 10 of your amended Form 10-K that you have not disclosed the specific operating income and revenue targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under Incentive Compensation Plan. Please provide such disclosure in your future filings, as applicable.  To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  For guidance, refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses  a reasonable risk of competitive harm.

Response:  We did not disclose the specific operating income and revenue targets to be achieved in order for our named executive officers to earn their respective annual cash incentive payments under the Incentive Compensation Plan, however, we provided the relative weighting of each target.  Providing these targets which are the targets approved by the Board for the Company’s annual operating plan would provide confidential financial information regarding the Company’s business and business strategy which a competitor could use to the Company’s detriment.  We believe that providing the specific targets would result in competitive harm and can be excluded under Instruction 4 to Item 402(b) of Regulation S-K.

To the extent that providing such information would continue to result in competitive harm, we would not intend to provide such disclosure in future filings, mindful of our obligation to undertake a competitive harm analysis consistent with the staff’s guidance in this area.  Further if we do not provide such disclosure in future filings, we will discuss how difficult or likely it is that the targets would have been achieved, providing as much detail as necessary without disclosing information that would pose a reasonable risk of competitive harm.

11.           Comment: Please tell us, and revise future filings to clarify, how the Farient benchmarking study” and “committee’s philosophy” relates to bonus targets you disclose.  For example, is each target above the industry average?  If so, clarify the extent of and reasons for the difference.  Also clarify how the committee determines the targeted amounts of short versus long-term performance-based compensation.

Response:  The Compensation Committee’s philosophy is to weight pay-for-performance compensation relative to base salary.  In their study, Farient combined short-term incentive compensation amounts with base salary amounts for comparative total short-term compensation purposes.  Farient noted that due to short-term incentive bonus compensation targets that were more in line with industry averages, the combined amounts for the named executive officers employed throughout 2010 were in the range of the 25th to 50th percentile of short-term compensation for the industry.  The Compensation Committee felt that the short-term compensation targets determined the prior year were adequate for those named executive officers who had been employed in 2010, and wanted to move towards a more significant long-term compensation focus.  Also, the stock option grants were increased from the prior year in order to move the employees closer to a target range of the 25th to 50th percentile.  We will revise our future filings to address this comment.

Base Salary and Annual Cash Bonus, page 11

12.           Comment: You disclose that the midpoint of the targeted range of base salaries for your named executive officers is below the industry average, but it is unclear how the salaries you pay relate to the data.  Please tell us and revise applicable future filings to discuss how the base salaries you pay relate to the targeted range and industry average.  If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

Response:  The overall average of base salaries of the Company’s most highly-paid employees is at the 25th percentile of base salaries for the peer group utilized by Farient.  Mr. King’s salary was adjusted more significantly in 2011 to get him closer to that targeted average for chief financial officers of companies included in the Farient peer group.  Ms. Tuller’s increase was intended to take into account her outstanding performance, and put her at the 50th percentile level, however, her overall compensation package including short-term and long-term incentives are within the midrange of her peers within the industry as determined by the Farient study.

None of the named executive officers total compensation package is materially different from the targeted levels of compensation relative to their peers in the industry, as discussed in the response to Comment #8 above.  We will revise our future filings to address this comment.

13.           Comment: Please tell us, and revise future filings to clearly describe, how you calculate the amounts paid pursuant to the “Plan” you mention.  Currently, it is unclear how you determined the percentages and amounts in the table on page 12, including whether the targets were weighted differently or the extent to which the targets were or were not achieved.

Response:  For 2010, 80% of the participant’s bonus was based on operating income and revenue targets for the business operating unit to which the participant belonged, and 20% was based on pre-determined individual objectives, which were aligned with objectives of the Company.  The Company achieved consolidated operating income and revenue results for 2010 that exceeded the designated targets, and provided for a payout of 110% of the bonus targets for Mr. King and Mmes. Painter and Tuller for the 80% of their bonus based on those factors.  Mmes. Painter and Tuller met 100% of their individual objectives, and Mr. King met 92% of his individual objectives, providing for the combined payments set forth in the table.  Mr. Gorsun was hired in October 2011, so his bonus was tied solely to his business unit’s operating income and revenue results, and did not include an individual objective component.  His business unit substantially exceeded its plan targets by 47%, and with the scaled payout structure, he received a pro rata 136% of his bonus target for the time of his employment in 2010.  We will revise our future filings to address this comment.

Stock Option Grants, page 12

14.           Comments: We refer to your disclosure under caption “Stock Options Grants” on page 12 of the amended Form 10-K.  In your future filings, as applicable, please include substantive analysis and insight into how you made the stock option grant determinations with respect to each named executive officer.  Refer to subparagraphs (b)(l)(iii) and (v) of Item 402 of Regulation S-K.  For example, please discuss and analyze how you determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how these awards varied among the named executive officers.  If you relied on the Farient study and “committee’s philosophy” in determining the amounts of such grants, please ensure your response clearly explains how those factors relate to the amounts awarded.

Response: As noted on page 12, we discussed how the stock option grants provided to Messrs. Singh and Gorsun were determined in connection with their hire.  With respect to the other named executive officers, as discussed in the responses to Questions 8 and 11 above, the Compensation Committee’s philosophy is to weight pay-for-performance compensation relative to base salary.  However, we did not describe in that section the determination for the annual number of shares underlying the stock options that were awarded to Mr. King and to Mmes. Painter and Tuller.  For these three individuals, the Compensation Committee had reviewed recommendations provided by the Chief Executive Officer and Vice President of Human Resources which recommendations were made with the benefit of information provided for industry long-term incentive compensation set forth in the Farient study.  These recommendations took into account the named executive officers’ past performance, experience and seniority.  Ms. Painter’s award was above the 50th percentile for her peers in the industry, and Ms. Tuller’s below the 25th percentile, in each cased based on the Farient study, but these awards put both of them within the 25th to 50th percentile for their overall compensation packages.  The significant increase in the size of the award to Mr. King helped move him up to the targeted 25th to 50th percentile range for overall compensation compared to his peers in the industry.  Upon review and consideration of the recommendations, discussions with the Chief Executive Officer and Vice President of Human Resources, and review of the peer information provided by the Farient study, the Compensation Committee approved the stock option grants accordingly.

We will revise our future filings to increase the disclosure regarding analysis provided regarding each element of compensation for each named executive officer, and how each element of compensation, including stock option grants, is determined.

Summary Compensation Table, page 14

15.           Comments: It appears that the amount you report in the “Bonus” column for Mr. Gorsun was received by him pursuant to the “Plan” mentioned on page 10.  Therefore, it appears that the amount should be reported pursuant to Regulation S-K Item 402(C)(2)(vii).  Please revise future filings, as appropriate.

Response: This comment is correct.  The amount reported in the “Bonus” column for Mr. Gorsun was received by him pursuant to the “Plan” and should have been reported instead under the “Non-Equity Incentive Plan Compensation” column.  We will revise our future filings to address this comment.

Director Compensation Table, page 23

16.           Comments: Please revise future filings to disclose the aggregate number of stock and options awards outstanding at fiscal year end.  See instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Response: The aggregate number of shares of restricted stock and stock option awards outstanding as of December 31, 2010 for the fiscal year to all directors is as follows: 137,715 and 512,342.  We will revise our future filings to include this information.

Item 13 Certain Relationships, page 26

17.           Comments: Please tell us and revise future filings to clarify the standards applied by the Audit Committee in reviewing and approving related party transactions and the policies and procedures applicable to that review and approval.

Response: The charter of the Audit Committee of the Company’s Board of Directors states that it “shall review and approve all related party transactions.”  There is no formal policy regarding the standards to be applied by the Audit Committee in determining whether to approve or disapprove related party transactions.  However, in determining whether a proposed related party transaction is in the best interests of the Company and whether to approve or disapprove the transaction, our Audit Committee will generally consider, among other factors, the terms that it believes would be available to the Company in an arms’ length transaction with an unrelated third party.  In particular, the Audit Committee has historically required that the terms of the transaction be no less favorable to the Company than those available from an unaffiliated third party and that the Company would be expected to obtain a consistent or more favorable result than it would in an arms’ length transaction with an unrelated third party.  In applying this standard, the Committee also considers whether the transaction would be conducted no differently than it would be for such an unrelated third party.  Other factors that may be considered by the Committee in making such determination include the benefit of the transaction to the Company (including the cost, nature, quantity and quality of the goods or services involved), and the terms, conditions and circumstances of the transaction.  In making such determination, the Committee relies on information provided to it by Company management as well as the general knowledge and experience of Committee members.  We will revise our future filings in response to this comment.

* * * *

The following acknowledges that MRV understands that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please do not hesitate to contact me at (818) 773-0900, ext. 243 or cking@mrv.com.

Sincerely,

/s/ Chris King
Chris King
Chief Financial Officer

cc:	Julie Sherman
Gabe Eckstein
Geoffrey Kruczek
Martin James
Division of Corporate Finance

Michael Schoenfeld
Ernst & Young LLP

Patrick Brown
Sullivan & Cromwell LLP